UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 2
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S/A

NOTICE TO INVESTORS

CPFL ENERGIA S/A (“Company), a company headquartered at Rua Gomes de Carvalho, n° 1510, 14° andar, cj. 02, Vila Olímpia, São Paulo –SP, Brazil, hereby discloses to its shareholders and the market that the International Finance Corporation (“IFC”), on April 27, 2005, has expressed its intention to exercise certain subscription rights in connection with the Company’s common shares. Such subscription rights arise out from an agreement between IFC and the Company dated December 5, 2003 and will be exercised as a partial conversion into common shares of the IFC’s US$ 40 million loan to Company, as provided by the Investment Agreement dated June 25, 2003.

The IFC intends to exercise its subscription rights in four installments over the next twelve months. The first is scheduled to take place within 10 days as of April 27, 2005 and will result in the IFC subscribing for 1,440,409 common shares issued by the Company at a price per share equivalent to R$ 17.57, for a total of R$ 25,308,000.00.

The Company shall inform its shareholders and the market upon any further exercises of such subscription rights by IFC.

São Paulo, May 2, 2005.

José Antonio de Almeida Filippo
Investor Relations’ Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2005

CPFL ENERGIA S.A.

By: /S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: José Antonio de Almeida Filippo Title: Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.